Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 28, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Green Square Equity Income Fund (S000055629)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on November 1, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 236 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the following new series to the Trust: Green Square Equity Income Fund (the “Fund”).  PEA No. 236 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on September 16, 2016, and is scheduled to become effective on November 30, 2016.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

General Matters

1.	Please update the Fund’s ticker symbols, once available, on the SEC EDGAR system.

The Trust confirms Fund’s ticker symbols, once available, will be updated on the SEC’s EDGAR system.

Prospectus Comments – Fees and Expenses Table

2.	In the footnotes to the Fees and Expenses Table for the Fund, please confirm supplementally that if a recoupment situation were probable in the following three fiscal years, an additional liability would be booked up to the expense cap limit.

The Trust confirms supplementally that at such time as the Fund begins to operate below its expense cap, and the chance for recoupment in the following three fiscal years is probable, the Fund will accrue for the liability associated with the recoupable amounts.

Prospectus Comments – Principal Investment Strategies

3.	You state that “The Adviser defines a U.S. company as one that is domiciled in the U.S. and trades on a major United States exchange.” Please disclose which U.S. exchanges are considered to be a “major” exchange.

The Trust responds by modifying the disclosure as follows: “The Adviser defines a U.S. company as one that is domiciled in the U.S. and trades on either the New York Stock Exchange or the NASDAQ Stock Market, Inc.”

4.	You state that “In addition to common stocks, the Fund may invest in Exchange-Traded Notes (“ETNs”), time deposits, and variable and floating rate securities.” Using plain English, please explain ETNs and time deposits somewhere in the filing.

The Trust responds supplementally that the Fund does not consider investments in time deposits or variable and floating rate securities to be principal investment strategies.  The Trust will delete the references to those types of investments from the principal investment strategies and principal risk disclosures. The Trust further responds by modifying the sentence in the Item 9 strategy disclosure as follows:  “In addition to common stocks, the Fund may invest in Exchange-Traded Notes (“ETNs”). ETNs are senior, unsecured, unsubordinated debt securities issued by a bank or other financial institution and traded on an exchange (debt securities issued by a bank that are traded on an exchange).

5.	You indicate that you identify companies with, among other things, “sensible dividend policies.” Please clarify what is meant by “sensible dividend policies.”

The Trust responds by revising the disclosure as follows: “The Adviser utilizes a proprietary screening and factor model to identify companies with very high quality and liquid balance sheets, durable cash flows, sensible dividend policies, and dividend growth potential that are trading at attractive relative valuations. The Adviser considers a company to have “sensible dividend policies” if the company pays consistent to growing dividends that are sustainable based upon durable cash flows and maintains ample levels of cash on the balance sheet to cover those payments. Generally, the Adviser does not seek to invest in companies that engage in variable dividend policies or that make serial special dividend payments.”

6.	You state that the “Fund will generally be equally weighted across all sectors within the Global Industry Classification Standard (“GICS”) with the exceptions of Financials and Real Estate. Within each other sector, the Fund will hold a limited number of equally weighted positions.” Please state how you are excepting the Financial and Real Estate sectors; are you completely excepting them, or only partially excepting them?

The Trust responds by (1) stating that securities from the Financials and Real Estate sectors are excluded from the Fund’s portfolio, and (2) modifying the sentences as follows:  “The Fund will generally be equally weighted across all sectors within the Global Industry Classification Standard (“GICS”) with the exception~~s~~ of the Financials and Real Estate sectors.  Within ~~each~~ the nine other equally weighted sectors, the Fund will hold a limited number of equally weighted positions.”

7.	You state in Item 9 that “Intra quarter, the Adviser will sell securities when the issuers are involved in specific corporate transactions which lead the Adviser to conclude the security no longer represents an attractive investment for the Fund.” To what types of specific corporate transactions are you referring? Please provide examples of specific corporate transactions which lead you to conclude the security no longer represents an attractive investment for the Fund and update the disclosure accordingly.

The Trust responds by modifying the disclosure as follows:  “Intra quarter, the Adviser will seek to sell securities when the issuers are involved in specific corporate ~~transactions~~ actions which lead the Adviser to conclude the security no longer represents an attractive investment for the Fund.  Corporate actions that may contribute to the Adviser’s conclusion that a security no longer represents an attractive investment for the Fund may include the announcement that the company will no longer pay dividends, or if the company were to become a merger target”

Prospectus Comments – Principal Risks

8.	Please disclose that the Fund focuses its investments in large-cap companies within the principal investment strategy section, given the stated principal risk.

The Trust responds by revising its principal investment strategies as follows: “The Fund will normally hold between 35 and 50 securities, typically with a minimum market capitalization, at the time of purchase, of $1 billion.  While the Fund may invest in securities with a market capitalization as low as $1 billion, the Fund will focus its investments in large capitalization securities.  The Adviser defines “large capitalization” to be any company with a market capitalization of $5 billion or more.”

9.	Please disclose the Fund’s actual risk of investing in variable and floating rate securities.

The Trust responds by removing any references to variable and floating rate securities from the Fund’s principal investment strategies and principal risks. The Fund does not consider investing in variable and floating rate securities to be a principal investment strategy.

10.	Please define the term “credit spread trades” in the Fund’s variable and floating rate securities risk. If a principal fund strategy, please also add disclosure to the principal investment strategy section related to credit spread trades.

The Trust responds by removing any references to variable and floating rate securities from the Fund’s principal investment strategies and principal risks. The Fund does not consider investing in variable and floating rate securities to be a principal investment strategy.

11.	Please disclose the Fund’s actual risk of investing in time deposits.

The Trust responds by removing any references to variable and floating rate securities from the Fund’s principal investment strategies and principal risks. The Fund does not consider investing in variable and floating rate securities to be a principal investment strategy.

12.	The “Time Deposits Risks” disclosure mentions certificates of deposit (CDs), bankers’ acceptances, and instruments of foreign banks and financial institutions. Please add disclosure to the principal investment strategies section if the Fund will be principally investing in these types of securities. Specifically, is risk regarding investing in foreign securities needed?

The Trust responds by removing any references to variable and floating rate securities from the Fund’s principal investment strategies and principal risks. The Fund does not consider investing in variable and floating rate securities to be a principal investment strategy.

Prospectus Comments – Similarly Managed Account Performance

13.	Please confirm supplementally that the Adviser has the records to support the composite performance calculations shown in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

The Trust responds by confirming that the Adviser maintains the required performance calculation records.

Prospectus Comments – Shareholder Information

14.	On page 17, in the Tools to Combat Frequent Transactions section, please confirm whether the Fund will impose a redemption fee. If applicable, add appropriate disclosure to the Fees and Expenses Table.

The Trust responds by confirming that the Fund will not impose a redemption fee.  Accordingly, the paragraph is modified as follows:

“The Fund is intended for long-term investors.  Short-term “market-timers” who engage in frequent purchases and redemptions may disrupt the Fund’s investment program and create additional transaction costs that are borne by all of the Fund’s shareholders.  The Board of Trustees has adopted policies and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance.  The Fund takes steps to reduce the frequency and effect of these activities in the Fund.  These steps include, among other things, monitoring trading activity~~, imposing redemption fees if necessary,~~ and using fair value pricing.  Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur.  The Fund seeks to exercise judgment in implementing these tools to the best of its ability, and in a manner that it believes is consistent with shareholder interests.  Except as noted herein, the Fund applies all restrictions uniformly in all applicable cases.”

Statement of Additional Information (“SAI”) Comments

15.	On Page 8, under the “Management of the Fund” section, please confirm the number of Trustees currently serving on the Board of Trustees.

The Trust responds by modifying the second sentence of the first paragraph of this section as follows: “The Board of Trustees consists of ~~five~~ four individuals.”

16.	On Page 18, please provide greater detail about the compensation paid to the Fund’s Portfolio Managers following guidance given in Item 20(b) of Form N-1A.

The Trust responds by modifying the disclosure as follows:

“The Portfolio Managers are compensated through a base salary plus a bonus based on the overall profitability of the strategies managed by the Portfolio Managers and the firm as a whole. The base salary received by each Portfolio Manager is intended to be a market competitive salary.  Each Portfolio Manager’s bonus is determined based upon tenure with the Adviser and the Portfolio Manager’s individual performance.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.